UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER 1-14760

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Title:	RAIT Investment Trust 401(k) Profit Sharing Plan
Address:	See Below

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Name:	RAIT Investment Trust
Address:	c/o RAIT Partnership, L.P.
1818 Market Street, 28th Floor
Philadelphia, PA 19103

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RAIT INVESTMENT TRUST 401(K) PROFIT SHARING PLAN
DECEMBER 31, 2004 AND 2003

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the RAIT Investment Trust 401(k) Profit Sharing Plan

     We have audited the accompanying statements of net assets available for benefits of the RAIT Investment Trust 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 27, 2005

RAIT Investment Trust 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
ASSETS	2004	2003
Investments at fair value
Mutual funds
Fidelity Advisor Equity Growth Fund	$138,904	$87,116
Fidelity Advisor Balanced Fund	55,815	44,254
Fidelity Advisor Growth and Income Fund	79,410	51,589
Fidelity Advisor Growth Opportunities Fund	46,904	25,712
Fidelity Advisor Mid Cap Fund	129,579	74,354
Fidelity Advisor Value Strategies Fund	66,866	44,840
Fidelity Advisor Financial Services Fund	8,873	2,299
Loans to participants	5,514	21,521
Company common shares	1,479,738	1,010,304

Total investments	2,011,603	1,361,989
Cash and cash equivalents	330	15,292
Contributions receivable	75,819

Net assets available for plan benefits	$2,087,752	$1,377,281

The accompanying notes are an integral part of these financial statements.

RAIT Investment Trust 401(k) Profit Sharing Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2004
ADDITIONS
Investment income
Interest and dividends	$111,285
Net appreciation in fair value of mutual funds	37,781
Net appreciation in fair value of Company common shares	110,321

259,387
Contributions
Employer	227,327
Employee	223,070
Rollovers	687

451,084
Total additions	710,471

DEDUCTIONS
Benefits paid to participants	—

Total deductions	—

Net increase	710,471
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	1,377,281

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$2,087,752

The accompanying notes are an integral part of this financial statement.

RAIT Investment Trust 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF PLAN

The following description of the RAIT Investment Trust (“RAIT” or the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan, established by RAIT Investment Trust (Sponsor and Plan Administrator), covering all salaried employees of the RAIT who are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All Plan administrative expenses are paid by the Sponsor.

2. Contributions

Each year, participants may elect to make contributions through payroll deductions from their weekly salary up to the maximum percentage of compensation and dollar amounts permissible under the Internal Revenue Code. The maximum dollar amount was $13,000 for 2004 and $12,000 for 2003. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds and Company common shares as investment options for participants. The Company makes a contribution equal to 75% of the amount that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common shares.

3. Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings. Allocations are elected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4. Vesting

Participants are fully vested in their self-directed participant accounts. The vesting for participants in their employer match portion described in the Summary Plan Description for the Plan was modified during 2003 from a six-year period to a five-year period. In addition, each participant must be credited with the completion of 1,000 hours of service during the Plan year. For the Plan year-end December 31, 2004, the vesting schedule is as follows: 20% vested at 1 year, 40% vested at 2 years, 60% vested at 3 years, 80% vested at 4 years, and 100% vested at 5 years. Prior to 2003, the vesting schedule was as follows: 0% vested at 1 year, 20% vested at 2 years, 40% vested at 3 years, 60% vested at 4 years, 80% vested at 5 years and 100% vested at 6 years.

5. Loan Provisions

A participant may borrow up to 50% of the balance in his or her account, with a minimum borrowing of $1,000 and a maximum borrowing of $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate that provides a rate of return commensurate with the interest rate that would be made under similar circumstances to the borrower. Participants may choose to repay the loan in one to five years through payroll deductions. Outstanding loans at December 31, 2004 carry interest rates ranging from 6.29% to 9.71%. Loans are payable in full upon participant’s termination of employment with the Company.

6. Payment of Benefits

On termination of services due to death, disability, retirement, or termination for other than those reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

7. Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $497 and $3,325. During 2004 and 2003, employer contributions were reduced by $3,000 and $5,000 from forfeited nonvested accounts. Forfeited nonvested accounts will be used to reduce future employer contributions.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING AND ADMINISTRATIVE POLICIES

1. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.

3. Investments

The Company has established the Plan and has overall control and authority to administer the Plan. The Company established a trust (the “Trust”) which holds all Plan assets. The Trust is a tax-exempt trust registered as an open-end management investment company. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Mutual funds are valued at the net asset value of units held by the plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

4. Payment of Benefits

Benefits are recorded when paid.

5. Plan Termination

The Sponsor intends to continue the Plan indefinitely. Upon termination of the Plan, or upon complete discontinuance of contributions, a participant will immediately become 100% vested in the value of the participant’s account, regardless of the Plan’s current vesting schedule.

NOTE C — INVESTMENTS

The following investment vehicles are available to the participants:

Fidelity Advisor Equity Growth Fund — Seeks to achieve capital appreciation through investments in domestic and foreign companies that are believed to have an above average growth potential. The fund normally holds at least 65% of its total assets in common stock.

Fidelity Advisor Balanced Fund — Seeks to achieve both income and capital growth through investments in domestic and foreign companies with emphasis on above-average income-producing securities that tend to have more value than growth characteristics. The fund typically holds approximately 60% of its total assets in stock and other equity securities and at least 25% of its total assets in fixed-income senior securities, typically debt securities and preferred stock. The remainder is invested in bond and other debt securities that include lower-quality debt securities.

Fidelity Advisor Growth and Income Fund — Seeks a high total return through investments in domestic and foreign companies that currently pay common stock dividends and show potential for capital appreciation. The fund also potentially invests in lower-quality debt securities and common stock that does not currently pay dividends to seek a higher capital return.

Fidelity Advisor Growth Opportunities Fund — Seeks long-term capital growth through investments in domestic and foreign companies, primarily in common stock.

Fidelity Advisor Mid Cap Fund — Seeks long-term capital appreciation through investments in common stock of domestic and foreign companies with medium market capitalization. The fund typically holds at least 65% of its total assets in these types of securities.

Fidelity Advisor Value Strategies Fund — Seeks capital appreciation through investments in common stock of domestic and foreign companies that the fund managers believe are undervalued in the marketplace. The fund typically invests in medium-sized companies, but will also invest in larger and smaller companies.

Fidelity Advisor Financial Services Fund — Seeks capital appreciation through investments in common stock of domestic and foreign companies. The fund normally invests at least 80% of its assets in securities of companies principally engaged in providing financial services to consumers and industry.

RAIT Investment Trust Common Shares — The Company is a real estate investment trust that makes investments in real estate primarily by making real estate loans, acquiring real estate loans, and acquiring interests in real estate. These common shares are traded on the New York Stock Exchange.

The Trust holds the assets of the above accounts.

Investments in Mutual Funds Held by the Trust

Changes in the units of beneficial interest of the mutual funds held by the Trust in which the Plan participated, were as follows:

	2004			2003
		Unit	Fair		Unit	Fair
	Units	values	value	Units	values	value
Fidelity Advisor Equity Growth Fund
Beginning	1,957	$44.52	$87,116	1,337	$33.77	$45,265
Ending	3,039	45.71	138,904	1,957	44.52	87,116

Net increase	1,082	$1.19	$51,788	620	$10.75	$41,851

Fidelity Advisor Balanced Fund
Beginning	2,784	$15.89	$44,254	2,001	$13.79	$27,650
Ending	3,418	16.33	55,815	2,784	15.89	44,254

Net increase	634	$0.44	$11,561	783	$2.10	$16,604

Fidelity Advisor Growth and Income Fund
Beginning	3,250	$15.90	$51,589	1,759	$13.04	$23,013
Ending	4,784	16.60	79,410	3,250	15.90	51,589

Net increase	1,534	$0.70	$27,821	1,491	$2.86	$28,576

Fidelity Advisor Growth Opportunities Fund
Beginning	900	$28.64	$25,712	872	$22.19	$19,371
Ending	1,536	30.54	46,904	900	28.64	25,712

Net increase	636	$1.90	$21,192	28	$6.45	$6,341

Fidelity Advisor Mid Cap Fund
Beginning	3,322	$22.41	$74,354	2,020	$15.59	$31,549
Ending	5,138	25.22	129,579	3,322	22.41	74,354

Net increase	1,816	$2.81	$55,225	1,302	$6.82	$42,805

Fidelity Advisor Value Strategies Fund
Beginning	1,415	$31.63	$44,840	799	$19.77	$15,854
Ending	1,857	36.01	66,866	1,415	31.63	44,840

Net increase	442	$4.38	$22,026	616	$11.86	$28,986

Fidelity Advisor Financial Services Fund
Beginning	103	$22.35	$2,299	—	$—	$—
Ending	388	22.85	8,873	103	22.35	2,299

Net increase	285	$0.50	$6,574	103	$22.35	$2,299

     The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2004 and 2003, is as follows:

	2004	2003
RAIT Investment Trust Common Shares	$1,479,738	$1,010,304
Fidelity Advisor Equity Growth Fund	138,904	87,116
Fidelity Advisor Mid Cap Fund	129,579	74,354

NOTE D — RELATED PARTY TRANSACTIONS

Certain Plan investments are Company common shares. The Company is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest transactions. Investments include 52,904 and 39,456 Company common shares valued at $1,479,738 and $1,010,304 as of December 31, 2004 and 2003, respectively.

NOTE E — TAX STATUS

The Company has engaged KT Administrators Inc. (“KT”) to assist it in administering the Plan and adopted a form of the Plan in April 2002 sponsored by KT. KT received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 19, 2001, indicating that this form of the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 and, therefore, the trust is tax exempt under Section 501(a) of the Code. The Plan has been amended twice since the date of this determination letter. KT has advised the Company that these amendments did not require a new determination letter from the IRS because these amendments are within the parameters contained in the form of the Plan that was the subject of the determination letter dated November 19, 2001. KT has also advised the Company that the modification of the vesting schedule described in Note A.4 above is not an amendment to the Plan requiring another determination letter from the IRS. KT has advised the Company that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

NOTE F — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

RAIT Investment Trust 401(k) Profit Sharing Plan

EIN 23-2919819
Plan No. 001

SCHEDULE H, PART 4i — FORM 5500 — ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2004

		(c) Description of
		investment, including
		maturity date, rate of
	(b) Identity of issuer, borrower, lessor	interest, collateral,
(a)	or similar party	par or maturity value	(d) Current value
		Common Stock
*	RAIT Investment Trust	52,904 shares	$1,479,738

		Total common stock	1,479,738

		Mutual Funds
	Fidelity Advisor Equity Growth Fund	3,039 units	138,904
	Fidelity Advisor Balanced Fund	3,418 units	55,815
	Fidelity Advisor Growth and Income Fund	4,784 units	79,410
	Fidelity Advisor Growth Opportunities Fund	1,536 units	46,904
	Fidelity Advisor Mid Cap Fund	5,138 units	129,579
	Fidelity Advisor Value Strategies Fund	1,857 units	66,866
	Fidelity Advisor Financial Services Fund	388 units	8,873

		Total mutual funds	526,351
*	Participant loans	6.29%-9.71%	5,514

		Total investments	2,011,603

*	Party-in-interest

RAIT Investment Trust 401(k) Profit Sharing Plan

EIN 23-2919819
Plan No. 001

SCHEDULE H, PART 4j — FORM 5500 — REPORTABLE (5%) TRANSACTIONS

Year ended December 31, 2004

					(f)		(h) Current
					Expense		value of	(i) Net
					incurred		asset on	gain
(a) Identity of party	(b) Description of	(c) Purchase	(d) Selling	(e) Lease	with	(g) Cost	transaction	or
involved	asset	price	price	rental	transaction	of asset	date	(loss)
Category (ii) — series of transactions
RAIT Investment Trust 401(k) Profit Sharing Plan	RAIT Investment Trust Common Shares (19 purchases)	$366,602	$—	$—	$—	$366,602	$366,602	$—

There were no category (i), (iii) or (iv) reportable transactions during the Plan year.

RAIT Investment Trust 401(k) Profit Sharing Plan

EIN 23-2919819
Plan No. 001

SCHEDULE I, PART II 4a — FORM 5500 — NONEXEMPT TRANSACTIONS

Year ended December 31, 2004

(b) Relationship
	to plan,	(c) Description of						(i) Current
	employer, or	transactions including						value of
(a) Identity	other	maturity date, rate of		(e)		(g) Expense		asset on	(j) Net
of party	party-in-	interest, collateral,	(d) Purchase	Selling	(f) Lease	incurred with	(h) Cost	transaction	gain or
involved	interest	par or maturity value	price	price	rental	transaction(*)	of asset	date	(loss)(*)
RAIT Investment Trust	Plan sponsor and administrator	Failure to transmit to the plan any participant contributions within the time prescribed (3 pay periods)	$23,486	$—	$—	$79	$23,486	$23,486	$—

(*) RAIT Investment Trust has filed the appropriate Form 5330 to calculate the Section 4975 tax on prohibited transactions, and has also paid the costs of the excise tax.

There were no category (i), (ii), (iii) or (iv) reportable transactions during the Plan year.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAIT INVESTMENT TRUST
401(k) PROFIT SHARING PLAN

By:	/s/ Ellen J. DiStefano	Date: June 28, 2005

ELLEN J. DISTEFANO, as trustee of the
RAIT Investment Trust 401(k) Profit
Sharing Plan

By:	/s/ Jonathan Z. Cohen	Date: June 28, 2005

JONATHAN Z. COHEN, as trustee of the
RAIT Investment Trust 401(k) Profit
Sharing Plan

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
23	Consent of Grant Thornton LLP.